EXHIBIT 99.1

EDAP Reports 25% Year-Over-Year Revenue Growth for Fourth Quarter 2012

Record full year revenue of approximately EUR 26.0 million (USD 33.5 million), up 16.5% year-over-year

Record fourth quarter total revenue of approximately EUR 9.4 million (USD 12.2 million), up 25% year-over-year

Record lithotripsy sales with 21 devices sold in fourth quarter and 52 devices sold during full year

Cash position at December 31, 2012, of approximately EUR 8.0 million (USD 10.5 million), up EUR 1.5 million year-over-year

LYON, France, Jan. 22, 2013 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today preliminary unaudited revenues for the fourth quarter and full year ended December 31, 2012.

Preliminary total revenue for the fourth quarter 2012 is expected to be approximately EUR 9.4 million (USD 12.2 million), a 25% year-over-year increase. Fourth quarter 2012 total revenue reflected the sales of 21 lithotripters and three Ablatherm-HIFU devices.

For the full year 2012, the Company reported record preliminary total revenue of approximately EUR 26 million (USD 33.5 million), up 16.5% compared to 2011. In aggregate, 52 lithotripsy devices and four Ablatherm-HIFU devices were sold in 2012.

At December 31, 2012, the Company's cash position was approximately EUR 8.0 million (USD 10.5 million). This EUR 1.5 million increase year-over-year was attributable to the Company's financing activities and mostly to the capital raise and debt reduction executed in early 2012. The Company's operations were cash stable throughout the year.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "We are pleased with our robust sales growth for the fourth quarter and full year. Our top line results were driven by the strong sales trend across our lithotripsy business fueled by the continued demand for our innovative Sonolith i-move lithotripter across new and existing markets around the globe."

Mr. Oczachowski concluded, "During the fourth quarter, our sales and marketing teams successfully converted our device backlog into sales. This continues to validate the focused efforts of our teams dedicated to expanding our market penetration in targeted markets, including Europe and the U.S."

EDAP plans to hold a conference call to discuss its fourth quarter and full year 2012 financial results on Tuesday April 2, 2013 at 8:30 am EDT.

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm(R), the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith(R) range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others the uncertainties of the U.S. FDA approval process, the clinical status and market acceptance of the Company's HIFU devices and the continued market potential for the Company's lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com